Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2023 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (November 8, 2023)

•	Delivered adjusted funds from operations of $3.6 billion and adjusted operating earnings of $2.0 billion.
•	Returned nearly $1.0 billion to shareholders through $676 million in dividends and $300 million in share repurchases.
•	Delivered total upstream production of 690,500 barrels of oil equivalent per day (boe/d) which included combined upgrader utilization of over 100% outside of planned maintenance activities and continued strong In Situ performance, partially offset by asset divestments in Exploration and Production (E&P).
•	Strong refinery operating performance resulted in refinery utilization of 99%.
•	Successfully completed the first full plant turnaround at Fort Hills and, subsequent to the quarter, completed significant planned turnaround activities at Upgrader 2.
•	Subsequent to the quarter, reached an agreement to acquire the remaining 31.23% working interest in Fort Hills for $1.468 billion.

“We generated over $3.6 billion in adjusted funds from operations and returned nearly $1.0 billion to shareholders this quarter,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Outside of planned maintenance activities, our upgrader and refinery utilizations were over 100%, highlighting our strong operating performance in the third quarter.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($ millions, unless otherwise noted)	2023	2023	2022
Net earnings	1 544	1 879	(609)
Per common share(1) (dollars)	1.19	1.44	(0.45)
Adjusted operating earnings(2)	1 980	1 253	2 565
Per common share(1)(2) (dollars)	1.52	0.96	1.88
Adjusted funds from operations(2)	3 634	2 655	4 473
Per common share(1)(2) (dollars)	2.80	2.03	3.28
Cash flow provided by operating activities	4 184	2 803	4 449
Per common share(1) (dollars)	3.22	2.14	3.26
Capital and exploration expenditures(3)	1 512	1 551	1 336
Free funds flow(2)	2 057	1 042	3 094
Dividend per common share (dollars)	0.52	0.52	0.47
Share repurchases per common share(4) (dollars)	0.23	0.52	0.76
Returns to shareholders(5)	976	1 363	1 668
Net debt(2)	12 995	14 394	14 584

	Q3	Q2	Q3
Operating Highlights	2023	2023	2022
Total upstream production (mboe/d)	690.5	741.9	724.1
Refinery utilization (%)	99	85	100

(1)	Represented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest and capital expenditures related to assets previously held for sale.
(4)	Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.
(5)	Includes dividends paid on common shares and repurchases of common shares.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($ millions)	2023	2023	2022
Net earnings (loss)	1 544	1 879	(609)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	256	(244)	723
Unrealized loss (gain) on risk management activities	13	(10)	(7)
Derecognition and asset impairments	253	—	3 397
(Gain) loss on significant disposal	—	(607)	65
Restructuring charge	—	275	—
Recognition of insurance proceeds	—	—	(147)
Income tax recovery on adjusted operating earnings adjustments	(86)	(40)	(857)
Adjusted operating earnings(1)	1 980	1 253	2 565

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings were $1.980 billion ($1.52 per common share) in the third quarter of 2023, compared to $2.565 billion ($1.88 per common share) in the prior year quarter, primarily due to decreased crude oil price realizations reflecting a weaker business environment in the current quarter, increased royalties and decreased sales volumes in E&P due to asset divestments, partially offset by increased refining and marketing gross margins on a first-in, first-out (FIFO) basis due to the impacts of improving benchmark pricing through the quarter, increased sales volumes in Oil Sands and lower income taxes.
•	Suncor’s net earnings were $1.544 billion ($1.19 per common share) in the third quarter of 2023, compared to a net loss of $609 million ($0.45 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings (loss) for the third quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.
•	Adjusted funds from operations were $3.634 billion ($2.80 per common share) in the third quarter of 2023, compared to $4.473 billion ($3.28 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings described above. Adjusted funds from operations in the third quarter of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.184 billion ($3.22 per common share) in the third quarter of 2023, compared to $4.449 billion ($3.26 per common share) in the prior year quarter.
•	Suncor’s total operating, selling and general (OS&G) expenses were $3.124 billion in the third quarter of 2023, compared to $3.075 billion in the prior year quarter, with the increase primarily due to a share-based compensation expense in the current quarter compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and increased mining activity at the company’s mines. The increase was partially offset by lower natural gas prices and reduced operating expenses as a result of international asset divestments at E&P.
•	As at September 30, 2023, Suncor’s net debt was $12.995 billion, a reduction of $1.399 billion compared to June 30, 2023, with the decrease in net debt primarily due to a decrease in short-term indebtedness. The company anticipates an increase in its net debt balances in the fourth quarter of 2023 as a result of the anticipated acquisition of the remaining working interest in Fort Hills.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2023	2023	2022
Total Oil Sands bitumen production	787.0	814.3	764.1
SCO and diesel production	488.9	521.6	416.6
Internally consumed diesel and internal transfers	(19.6)	(16.6)	(11.5)
Upgraded production – net SCO and diesel	469.3	505.0	405.1
Bitumen production	207.7	200.2	251.0
Internal bitumen transfers	(30.9)	(26.1)	(10.1)
Non-upgraded bitumen production	176.8	174.1	240.9
Total Oil Sands production	646.1	679.1	646.0
Exploration and Production (mboe/d)	44.4	62.8	78.1
Total upstream production (mboe/d)	690.5	741.9	724.1
Refinery utilization (%)	99	85	100
Refinery crude oil processed	463.2	394.4	466.6

•	Total Oil Sands bitumen production increased in the third quarter of 2023 compared to the prior year quarter, primarily due to the impact of significant planned turnaround activities at Syncrude in the prior year quarter and continued strong performance from the company’s In Situ assets, partially offset by decreased bitumen production at Oil Sands Base as a result of planned turnaround activities, and at Fort Hills, where the impact of planned turnaround activities more than offset the company’s increased working interest.
•	The company’s net SCO production increased to 469,300 bbls/d in the third quarter of 2023, representing combined upgrader utilizations of 88%, compared to 405,100 bbls/d and 75% in the prior year quarter, reflecting lower planned maintenance activities in the current period and over 100% utilizations outside of planned maintenance activities.
•	The company’s saleable non-upgraded bitumen production decreased to 176,800 bbls/d in the third quarter of 2023, compared to 240,900 bbls/d in the prior year quarter, as the company leveraged its regional flexibility to maximize higher upgrader availability for In Situ and Fort Hills bitumen production in the current quarter.
•	At Fort Hills, the first full plant turnaround was successfully completed during the quarter, and the asset safely ramped up to normal operating rates within the quarter. Subsequent to the quarter, significant planned turnaround activities at Upgrader 2 and planned maintenance activities at Firebag were successfully completed, and both assets have safely ramped up to normal operating rates.
•	E&P production during the third quarter of 2023 decreased compared to the prior year quarter, primarily due to international asset divestments.
•	Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.
•	Refined product sales of 574,100 bbls/d in the third quarter of 2023 were comparable to 577,300 bbls/d in the prior year quarter.

Corporate and Strategy Updates

•	Agreement reached to acquire the remainder of Fort Hills. Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.
•	Terra Nova to return to service. Commissioning activities are nearing completion at the Terra Nova Floating, Production, Storage and Offloading vessel following the completion of the Terra Nova Asset Life Extension project. The asset is expected to safely restart production in the fourth quarter.

"I am pleased to be acquiring the remaining working interest in Fort Hills,” said Kruger. “This transaction adds 61,000 bbls/d of high-quality bitumen production capacity to our portfolio, advances our long-term strategy by securing bitumen supply to fill our Base Plant upgraders, and builds on our best-in-class integrated model. We will continue to maximize value through regional synergy opportunities across our oil sands asset base, adding long-term value for shareholders.”

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on May 8, 2023.

For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 407	(1 193)	227	637	1 274	753	(774)	(676)	—	—	2 134	(479)
Adjustments for:
Depreciation, depletion, amortization and impairment	1 367	4 463	115	141	234	207	28	41	—	—	1 744	4 852
Accretion	115	64	14	15	3	3	—	(1)	—	—	132	81
Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	256	723	—	—	256	723
Change in fair value of financial instruments and trading inventory	47	(44)	11	44	(43)	196	—	—	—	—	15	196
(Gain) loss on disposal of assets	(39)	(1)	—	65	(8)	1	(2)	—	—	—	(49)	65
Share-based compensation	78	(8)	6	(1)	34	(6)	106	(14)	—	—	224	(29)
Settlement of decommissioning and restoration liabilities	(67)	(56)	(1)	(1)	(7)	(7)	—	—	—	—	(75)	(64)
Other	21	32	—	(6)	(5)	27	18	27	—	—	34	80
Current income tax expense	—	—	—	—	—	—	—	—	(781)	(952)	(781)	(952)
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473
Change in non-cash working capital											550	(24)
Cash flow provided by operating activities											4 184	4 449

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	4 151	4 008	1 558	2 643	2 785	4 177	(1 295)	(2 050)	—	—	7 199	8 778
Adjustments for:
Depreciation, depletion, amortization and impairment	3 688	6 847	384	(235)	678	618	87	91	—	—	4 837	7 321
Accretion	344	185	49	45	6	6	—	(1)	—	—	399	235
Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	15	929	—	—	15	929
Change in fair value of financial instruments and trading inventory	92	(87)	(2)	5	1	71	—	—	—	—	91	(11)
(Gain) loss on disposal of assets	(39)	(2)	(608)	65	(26)	(10)	(322)	—	—	—	(995)	53
Share-based compensation	41	73	8	1	15	20	(24)	67	—	—	40	161
Settlement of decommissioning and restoration liabilities	(256)	(203)	(5)	(19)	(19)	(12)	—	(1)	—	—	(280)	(235)
Other	53	81	—	(46)	17	28	(17)	(2)	—	—	53	61
Current income tax expense	—	—	—	—	—	—	—	—	(2 068)	(3 380)	(2 068)	(3 380)
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912
Change in non-cash working capital											(1 265)	(2 156)
Cash flow provided by operating activities											8 026	11 756

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473
Capital expenditures including capitalized interest(1)	(1 175)	(1 048)	(187)	(132)	(195)	(165)	(20)	(34)	—	—	(1 577)	(1 379)
Free funds flow	1 754	2 209	185	762	1 287	1 009	(388)	66	(781)	(952)	2 057	3 094

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912
Capital expenditures including capitalized interest(1)	(3 028)	(2 621)	(507)	(330)	(697)	(558)	(44)	(176)	—	—	(4 276)	(3 685)
Free funds flow	5 046	8 281	877	2 129	2 760	4 340	(1 600)	(1 143)	(2 068)	(3 380)	5 015	10 227

(1)	Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $38 million and $93 million in the third quarter and first nine months of 2022, respectively.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2023	2022
Short-term debt	2 471	2 807
Current portion of long-term debt	—	—
Current portion of long-term lease liabilities	321	317
Long-term debt	9 798	9 800
Long-term lease liabilities	2 837	2 695
Total debt	15 427	15 619
Less: Cash and cash equivalents	2 432	1 980
Net debt	12 995	13 639

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom; Suncor's expectations regarding its planned acquisition of TotalEnergies EP Canada Ltd., including the expected benefits therefrom, the expected timing of closing, the expected sources of funds for the transaction and that the transaction will result in increased net debt balances; and Suncor’s expectation that the Terra Nova asset will safely restart production in the fourth quarter. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, Suncor’s Report to Shareholders for the Third Quarter of 2023 dated November 8, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s third quarter 2023 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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